Filed by Norfolk Southern Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14(a)-6(b)

under the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation

Commission File No.: 001-8339

Date: October 1, 2025

The following was posted to Norfolk Southern’s internal employee website FORGE on October 1, 2025.

UP-NS Transaction Updated Employee FAQ

October 1, 2025

Thank you to everyone who has submitted questions to the Questions@nscorp.com inbox. This document includes answers to address many of those questions submitted in recent weeks, as well as topics of interest raised in other forums. As part of our commitment to regularly providing updates throughout this process, we will continue to post updated FAQs as we are able.

Transaction Status

Where does the transaction process stand today?

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On September 16, 2025, Union Pacific filed its preliminary registration statement (Form S-4) with the U.S. Securities and Exchange Commission (SEC), which was amended and declared effective on September 30, 2025.

•	On October 1, 2025, Norfolk Southern and Union Pacific filed their respective definitive joint proxy statements.

•	These filings are a required part of the regulatory and shareholder approval process.

•	It’s important to remember that nothing changes right now. Until the transaction closes, we continue to operate as separate and independent companies.

What are the upcoming milestones for the transaction?

•	Here are some of the key workstreams for the merger process:

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Shareholder Vote: The workstream is well underway to prepare for the upcoming shareholder vote to approve the transaction. On September 16, 2025, Union Pacific filed its preliminary registration statement (Form S-4) with the U.S. Securities and Exchange Commission (SEC), which was amended and declared effective on September 30, 2025. On October 1, 2025, Norfolk Southern and Union Pacific filed their respective definitive joint proxy statements.

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Norfolk Southern shareholders will have a chance to review the proxy statement before Norfolk Southern shareholders convene at a special meeting to vote on, among other things, approving the merger transaction. Norfolk Southern’s special meeting of shareholders will be held virtually on November 14, 2025, at 9:00 a.m. ET.

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STB Application: We have a Norfolk Southern team dedicated to collaborating with Union Pacific to pull together all the required information for the application to the STB. This is an intensive process, and we are working to complete and submit the application as soon as possible. After the initial steps are complete, the STB will make its decision.

We expect the review process to take around 16 months from the time we submit the application to the final decision.

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Integration Planning: In these early days, we are prioritizing getting to know each other and helping Union Pacific to get to know our talented team here at Norfolk Southern, in each case, within the legal limits of what’s appropriate given the stage of the merger.

•	We will be able to share more about what you can expect before the deal closes, including specific information about the timing of integration decisions and milestones, in the coming months.

When is the transaction expected to close? Has the timing changed?

•	No. As we said at the time of the announcement, we currently expect the transaction to close by early 2027.

Where can I go for more information? Where should I direct additional questions to?

•	Visit the transaction microsite, dedicated FORGE channel, and MyNS for Craft Employees or MyNS for Management Employees for more information about the transaction and what it means for you.

•	You can also reach out directly to Questions@nscorp.com for help with specific inquiries.

Integration

When will integration planning kick off?

•	The integration process will start to move forward in earnest after the shareholder vote. As we’ve said before, we promise to be transparent and thoughtful as we navigate this process.

When can I expect to learn more about the future of my job with the combined company?

•	In short, we will have further information about integration in the months following the shareholder vote.

•	For many, changes may not happen until after closing and we will work with Union Pacific to approach integration planning in a thoughtful and constructive way.

•	The integration planning process does not start to move forward in earnest until after the shareholder vote.

•	There will be more information to share about what to expect before the close of the deal.

I understand that Norfolk Southern and Union Pacific have different unions, and some crafts that are unionized here are not unionized there. What will happen to my union status and CBA after the merger?

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Until the transaction closes, Norfolk Southern and Union Pacific will continue operating as separate and independent companies, and there will not be any changes to your CBA except those that Norfolk Southern negotiates with your union.

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After the transaction closes, if the combined company seeks modifications to your CBA to better support the combined operation, the company would be required to work with your union to reach an agreement on any changes.

Benefits & Compensation

Are there any impacts on our benefits and/or compensation pre-close?

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For all Norfolk Southern employees – nothing about your compensation or benefits changes today. We will continue to negotiate on behalf of all employees to reach the best possible compensation and benefits package for everyone.

•	Any changes to your current benefits that will apply to you after the transaction is approved and closed, which is currently anticipated for early 2027, will be communicated to you at a later date.

Will the merger impact or terminate the Norfolk Southern pension plan?

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There is no plan for the Norfolk Southern pension plan to terminate. Union Pacific has committed to not terminating or changing our pension plan for at least five years post-close. After those five years, Union Pacific will treat our pension plan in a manner comparable to its own plan.

Will my Railroad Retirement Benefit be impacted?

•	Nothing will change on this front. You will continue to accrue RRB Service and Earnings before and after the transaction.

•	For more information on Railroad Retirement, call 877-772-5772 or visit RRB.gov, the U.S. Railroad Retirement Board’s website.

Where should I direct additional questions about benefits?

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If you have questions about anything not answered here or a unique scenario, please reach out directly to Questions@nscorp.com or your HR Business Partner. For questions about your pension, reach out to Pension@nscorp.com. Resources are also available on FORGE and MyNS.

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Disclaimer

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December  31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm ) and Norfolk Southern’s subsequent filings with the SEC, Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at

https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm ) (the “Union Pacific Annual Report”) and Union Pacific’s subsequent filings with the SEC, as well as the risks described in Union Pacific’s registration statement on Form S-4 (No. 290282), as filed with the SEC on September 16, 2025, as amended on September  30, 2025 (available at https://www.sec.gov/Archives/edgar/data/100885/000119312525224307/d908896ds4a.htm) (the “Registration Statement”), may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific filed the Registration Statement with the SEC, which includes a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders. The Registration Statement was declared effective on September 30, 2025, and Union Pacific filed a final prospectus on October  1, 2025 (which is available at https://www.sec.gov/Archives/edgar/data/100885/000119312525226560/d908896d424b3.htm), and Norfolk Southern filed a definitive proxy statement on October  1, 2025 (which is available at https://www.sec.gov/Archives/edgar/data/702165/000119312525226601/d64358ddefm14a.htm) (together, the “Definitive Joint Proxy Statement/Prospectus”). Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Definitive Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT, AS AMENDED, AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://norfolksouthern.investorroom.com/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Definitive Joint Proxy Statement/Prospectus.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March  28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm), and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, “Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.